UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 31, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer

Banco Santander (Brasil) S.A.

2011 IFRS Results

January 31st, 2012

Santander

Table of Contents

Highlights

Business

- **Loan Portfolio[1] with higher pace of growth in 2011: +21%**
- **Closing of the Insurance underwriting unit sale for R$ 2.7 Billon**

Infrastructure

- **Expansion plan continuity**:
  - → +154 branches in 2011, +61 of it in the 4Q11
  - → +1.8 thousand employees on 4Q11, focused on commercial activities

Portfolio's Quality and Solid Balance Sheet

- **NPLs with lower pace of growth in the second half 2011**
  - →IFRS (+7 bps in 2H11 vs. 84 bps in 1H11)
- **Soundness and well-capitalized**

Results

- **Net Profit Before Taxes: +9%** QoQ
- **Net Profit of R$ 7.8 billion, +5%** YoY and flat in the quarter, reflecting the higher tax rate in 4Q11

1. Total expanded credit portfolio

Table of Contents

Macroeconomic Scenario

GDP (Y-o-Y growth %)



5.2
-0.3
7.5
3.0
3.5
4.3
2008
2009
2010
2011(e)
2012(e)
2013(e)

Interest Rate - Selic(%)



End of the period
13.75
8.75
10.75
11.00
9.50
10.00
2008
2009
2010
2011
2012(e)
2013(e)

Inflation (IPCA %)



5.9
4.3
5.9
6.5
5.5
4.6
2008
2009
2010
2011
2012(e)
2013(e)

Exchange Rate – (R$/US$)



End of the period
2.34
1.74
1.67
1.88
1.80
1.80
2008
2009
2010
2011
2012(e)
2013(e)

Sources: The Brazilian Central Bank, IBGE and Santander Research Estimates

Santander

Table of Contents

Revenues by Segment[1] – 2011


Commercial Bank
87%
10%
Global Banking and Markets
3%
Asset Manag. and Insurance

Branches


+154
2,201
2,355
Dec.10
Dec.11

Customer Base	Dec-11	Y-o-Y Variation	Q-o-Q Variation
Total current account[2] (thousand)	19,322	1,236	242
Commercial Network			
Branches	2,355	154	61
PABs (mini branches)	1,420	-75	-17
ATM's	18,419	107	77
Employees			
Total Employees	54,602	196	1,832

1. Considers managerial data
2. Active and inactive current account during a 30-day period, according to the Brazilian Central Bank

Santander

We are focused on our goals

Quality in customer services

- ✓ **+ 100/120 branches** per year during 2011-2013
- ✓ To be the **1°** in **customer satisfaction** until 2013

Intensify customer relationships

- ✓ To be **the bank of choice** of our customers by 2013
- ✓ Improve our value proposition for each customer segment

Commercial punch in key segments and products

- ✓ SMEs
- ✓ Credit Card, Mortgage, Santander Acquiring and Auto Finance

Cross - Sell

- ✓ **Identify and take advantages of** cross-sell opportunities (products and segments of Retail and GB&M)

Prudent Risk Management

Brand Attractiveness

- ✓ **To increase Brand Attractiveness**

Closing of the Insurance underwriting unit sale and distribution agreement with Zurich

- Selling Price: **R$ 2.7 billion**
- **Closing of the deal** on October 5th 2011
- **The balance sheet was strengthened by the allocation of capital gain**
- Strengthen Banco Santander's bancassurance distribution by ensuring a wider range of products.

Table of Contents

Managerial Loan Portfolio – IFRS[1]



R$ billion
21.3%
172.2
177.4
184.4
199.3
208.9
5.0%
3.1%
3.9%
8.1%
4.8%
Dec.10
Mar.11
Jun. 11
Sep.11
Dec.11
Expanded Credit portfolio²
Q-o-Q Var.

R$ million	Dec.11	Dec.10	Y-o-Y Variation	Q-o-Q Variation
Individuals	63,413	50,981	24.4%	5.4%
Consumer Finance	30,459	26,969	12.9%	6.1%
SMEs	47,940	38,178	25.6%	8.5%
Corporate	52,373	44,431	17.9%	1.4%
Total IFRS	**194,184**	**160,559**	**20.9%**	**5.1%**
Other Transactions[2]	14,678	11,614	26.4%	0.9%
Expanded Credit portfolio[2]	**208,862**	**172,174**	**21.3%**	**4.8%**



Corporate
27%
Individuals
32%
Consumer
Finance
16%
SMEs
25%

1. Loans for the year 2010 have been reclassified for comparison purposes with the current period, due to re-segmentation of customers occurred in 1Q11
2. Includes others Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and [illegible] acquired from other banks. Total amount of R$ 2.9 billion in Dec/11 and R$ 4.2 billion in Dec/10

Santander

Managerial Loan Portfolio - BR GAAP[1]

R$ billion


20.9%
172.8
178.6
185.0
199.8
208.8
5.0%
3.4%
3.6%
8.0%
4.5%
Dec.10
Mar.11
Jun.11
Sep.11
Dec.11
Expanded Credit Portfolio²
Q-o-Q Var.


Corporates 24%
Individuals 33%
SMEs 25%
Consumer Finance 18%

R$ million	Dec.11	Dec.10	Y-o-Y Variation	Q-o-Q Variation
Individuals	65,568	55,146	18.9%	4.1%
Consumer Finance	35,629	29,814	19.5%	8.7%
SMEs	47,940	38,306	25.1%	8.5%
Corporate	47,925	42,111	13.8%	-1.1%
Total BR GAAP	**197,062**	**165,377**	**19.2%**	**4.6%**
Other Credit Risk Transactions [2]	11,784	7,414	58.9%	3.7%
Expanded Credit portfolio[2] BR GAAP	**208,846**	**172,792**	**20.9%**	**4.5%**

1. a) The credit portfolio in BR GAAP is higher than in IFRS because it includes loan portfolio acquired from other banks and consolidates the credit portfolio of our consumer finance joint ventures (Santander Financiamentos) b) Loans for the year 2010 have been reclassified for comparison purposes with the current period, due to re-segmentation of customers occurred in 1Q11 2. Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and anticipated acquiring receivables

Santander

Loan by Products - IFRS

Payroll Loans to Individuals


R$ million
9.7%
0.1%
Y-o-Y
13,800
15,123
15,142
4,200
3,176
2,894
-31.1%
9,600
11,947
12,248
27.6%
Dec.10
Sep.11
Dec.11
Payroll (excluding portfolio acquired)
Portfolios Acquired

Auto Loans to Individuals


R$ million
14.0%
6.8%
24,173
25,790
27,556
Dec.10
Sep.11
Dec.11

Credit Cards to Individuals


R$ million
31.5%
14.1%
10,760
12,394
14,144
Dec.10
Sep.11
Dec.11

Mortgage


R$ million
34.8%
8.2%
Y-o-Y
12,090
15,061
16,298
5,392
6,180
6,280
16.5%
6,698
8,881
10,018
49.6%
Dec.10
Sep.11
Dec.11
Individuals
Corporate

Deposits and Assets Under Management (AUM)

R$ billion


8.2%
0.0%
271.2
283.6
288.0
293.6
293.5
111.3
115.4
113.2
115.2
113.0
159.9
168.2
174.8
178.4
180.5
Dec.10
Mar.11
Jun.11
Sep.11
Dec.11
Funding from Clients
AUM


Demand 5%
Savings 8%
Time 29%
Debentures/ LCI/LCA¹ 13%
Letras Financeiras 7%
AUM 38%

R$ million	Dec.11	Dec.10	Y-o-Y Variation	Q-o-Q Variation
Demand	13,561	16,131	-15.9%	-1.0%
Savings	23,293	30,304	-23.1%	-23.1%
Time	83,942	68,916	21.8%	11.1%
Others[1]	39,787	37,892	5.0%	-2.6%
Letras Financeiras[2]	19,925	6,639	n.a.	10.2%
Funding from customers	**180,508**	**159,882**	**12.9%**	**1.2%**
AUM	113,022	111,338	1.5%	-1.9%
Total Funding	**293,530**	**271,220**	**8.2%**	**0.0%**

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)
2. Bonds issued by Financial Institution on the domestic market

Santander

Table of Contents

Results IFRS: Net profit before tax and Net profit evolution

2011 net profit before tax rose 8.6% in 12 months

R$ million


8.6%
9,724
10,556
2010
2011


0.8%
9.2%
2,665
2,461
2,688
4Q10
3Q11
4Q11

2011 net profit rose 5.1% in 12 months

R$ million


5.1%
7,382
7,755
2010
2011


-6.2%
-0.2%
1,918
1,802
1,799
4Q10
3Q11
4Q11

Total Revenues

R$ Million


13.9%
3.0%
8,362
137
1,726
6,499
8,690
269
1,782
6,639
8,959
333
1,866
6,760
9,248
513
1,836
6,899
9,524
65
1,855
7,604
4Q10
1Q11
2Q11
3Q11
4Q11
Net Interest Income¹
Net Fees
Others²

	2011	2010	Y-o-Y Variation	Q-o-Q Variation
Net Interest Income[1]	27,902	24,645	13.2%	10.2%
Net Fees	7,339	6,834	7.4%	1.0%
Subtotal	**35,241**	**31,479**	**12.0%**	**8.3%**
Others[2]	1,180	1,351	-12.6%	-87.4%
Total Revenues	**36,421**	**32,830**	**10.9%**	**3.0%**

1. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Results from Financial Operations excluding the fiscal effect of Cayman hedge + Other Operational Revenues (expenses) +

Santander

Net Interest Income[1]


Selic[2]
10.66 %
11.21 %
11.92%
12.19%
11.33%
YoY Var. 4Q11 / 4Q10
17.0%
1.1%
22.2%
21%
79%
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,499
6,639
6,760
6,899
7,604
25%
75%
1,603
1,492
1,271
1,336
1,620
281
275
291
305
291
4,615
4,871
5,198
5,258
5,693
4Q10
1Q11
2Q11
3Q11
4Q11
Loans
Deposits
Non-Interest bearing liabilities and others

1. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Interest rates (average): Selic

Santander

Net Fees

R$ Million


7.5%
1.0%
1,726
1,782
1,866
1,836
1,855
4Q10
1Q11
2Q11
3Q11
4Q11

	2011	2010	Y-o-Y Variation	Q-o-Q Variation
Banking fees	2,465	2,369	4.0%	6.0%
Insurance and Capitalization	1,560	1,211	28.8%	-7.4%
Asset Management and Pension Funds	1,204	1,137	5.9%	-2.4%
Credit and Debit Cards	1,298	969	33.9%	-1.2%
Collection services	515	506	1.8%	18.0%
Capital Market	419	502	-16.6%	-0.4%
Trade (COMEX)	400	456	-12.3%	-9.1%
Others[1]	(522)	(318)	63.9%	-2.8%
Net Fees	**7,339**	**6,834**	7.4%	1.0%

1. Includes taxes and others

General Expenses and Amortization

R$ Million


14.1%
9.4%
3,301
3,297
3,324
3,445
3,768
349
338
357
359
408
2,952
2,959
2,967
3,086
3,360
4Q10
1Q11
2Q11
3Q11
4Q11
Depreciation and Amortization
General Expenses

	2011	2010	Y-o-Y Variation	Q-o-Q Variation
Other General Expenses	5,728	5,304	8.0%	8.1%
Personnel Expenses	6,644	5,926	12.1%	9.5%
General Expenses	**12,372**	**11,230**	**10.2%**	**8.9%**
Depreciation and Amortization	1,462	1,237	18.2%	13.6%
Total	**13,834**	**12,467**	**11.0%**	**9.4%**

Allowance for Loan Losses[1] - IFRS

R$ Million


21.6%
-14.2%
1,907
2,059
2,301
2,703
2,320
4Q10
1Q11
2Q11
3Q11
4Q11

	2011	2010	Y-o-Y Variation	Q-o-Q Variation
Allowance for loan losses	9,383	8,783	6.8%	-14.2%

1. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander and recoveries of loans previously written off

Santander

Quality of Loan Portfolio - IFRS


Delinquency ratio¹ (%)
7.6
7.9
8.6
8.9
9.0
5.8
6.1
6.7
6.7
6.7
4.3
4.5
4.9
4.7
4.7
Dec.10
Mar.11
Jun.11
Sep.11
Dec.11
Individuals
Corporate
Total


Coverage ratio² (%)
98%
98%
92%
89%
86%
4Q10
1Q11
2Q11
3Q11
4Q11

1. (Nonperforming loans over 90 days + performing loans with high delinquency risk) / managerial loan portfolio
2. Allowance for Loan Losses / (nonperforming loans over 90 days + performing loans with high delinquency risk)

Quality of Loan Portfolio - BR GAAP

NPLs Over 90[1] (%)


5.8
5.9
6.4
6.5
6.8
3.9
4.0
4.3
4.3
4.5
2.2
2.4
2.5
2.3
2.4
Dec.10
Mar.11
Jun.11
Sep.11
Dec.11
Individuals
Corporate
Tota

NPLs Over 60[2] (%)


6.9
7.3
7.9
8.0
8.4
4.7
5.0
5.2
5.3
5.5
2.7
3.0
2.9
2.9
2.9
Dec.10
Mar.11
Jun.11
Sep.11
Dec.11
Individuals
Corporate
Total

Coverage Ratio Over 90[3]


137%
142%
143%
141%
137%
4Q10
1Q11
2Q11
3Q11
4Q11

1. Nonperforming loans over 90 days / total loans BR GAAP
2. Nonperforming loans over 60 days / total loans BR GAAP
3. Allowance for Loan Losses / (nonperforming loans for over 90 days + performing loans with high delinquency risk)

Performance Ratios - IFRS



Efficiency Ratio¹ (%)
-0.2 p.p.
34.2
34.0
2010
2011



Recurrence² (%)
-1.5 p.p.
60.9
59.3
2010
2011



ROAA³(%)
-0.2 p.p.
2.2
2.0
2010
2011



ROAE (adjusted)⁴ (%)
-0.7 p.p.
16.9
16.2
2010
2011



BIS⁴ (%)
24.8⁵%
-2.2 p.p.
22.1
19.1
19.9
TIER II (%)
3.1
2.4
2.4
TIER I (%)
19.0
16.7
17.5
Dec.10
Sep.11
Dec.11

. General Expenses excluding amortization / Total Revenue excluding Cayman hedge and considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander. 2. Net Fee/General Expenses excluding amortization 3. Net Profit / Average Assets
. Excludes goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência) as international rules in Tier I. According with the Banco Central do Brasil methodology, including goodwill BIS ratio is 28.4% Dec/10 and 24.8% in Dec/11.
. BIS Ratio, considering Banco Central do Brasil methodology, which means that includes goodwill.

Santander

Perspectives

Perspectives for 2012-2013

Growth in R$ - %
IFRS

	CAGR
Revenues	14-16%
Expenses¹	11-13%
Total Credit	15-17%

Net Profit ≅15% CAGR

1 - Includes amortization

Table of Contents

Final Remarks

Business	▪ **Loan Portfolio[1] with higher pace of growth in 2011: +21%** ▪ **Closing of the Insurance underwriting unit sale for R$ 2.7 Billon**
Infrastructure	▪ **Expansion plan continuity**: → +154 branches in 2011, +61 of it in the 4Q11 → +1.8 thousand employees on 4Q11, focused on commercial activities
Portfolio's Quality and Solid Balance Sheet	▪ **NPLs with lower pace of growth in the second half 2011** →IFRS (+7 bps in 2H11 vs. 84 bps in 1H11) ▪ **Soundness and well-capitalized**
Results	▪ **Net Profit Before Taxes: +9%** QoQ ▪ **Net Profit of R$ 7.8 billion, +5%** YoY and flat in the quarter, reflecting the higher tax rate in 4Q11

In November S&P upgraded Santander Brasil' rating from BBB- to BBB

1. 1. Total expanded credit portfolio

(*) In 2011, other rating agencies, Fitch and Moody's also upgraded the rating of Santander Brasil. In April, Fitch upgraded to BBB + with stable outlook. In June, Moody's upgraded to Baa2 with a positive outlook.

Santander

ANNEXES

- Income Statement and Balance Sheet – IFRS
- Income Statement – BR GAAP

Quarterly Managerial[1] Income Statement – IFRS

R$ million

Income Statement	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11
- Interest and Similar Income	9,278	9,839	10,603	11,189	11,802	12,683	13,277	13,974
- Interest Expense and Similar	(3,326)	(3,832)	(4,416)	(4,690)	(5,163)	(5,923)	(6,378)	(6,370)
Interest Income	**5,952**	**6,007**	**6,187**	**6,499**	**6,639**	**6,760**	**6,899**	**7,604**
Income from Equity Instruments	4	14	2	32	5	45	10	35
Income from Companies Accounted for by the Equity	10	13	11	10	18	15	13	7
Net Fee	1,622	1,710	1,776	1,726	1,782	1,866	1,836	1,855
- Fees Income	1,841	1,929	2,029	2,034	2,089	2,167	2,232	2,281
- Fees Expenses	(219)	(219)	(253)	(308)	(307)	(301)	(396)	(426)
Gain/Losses on Financial Assets and Liabilities and Exchange Rate Diferences	608	290	472	233	275	420	536	181
Other Operating Income (Expenses)	(45)	(60)	(105)	(138)	(29)	(147)	(46)	(158)
Total Income	**8,151**	**7,974**	**8,343**	**8,362**	**8,690**	**8,959**	**9,248**	**9,524**
General Expenses	(2,655)	(2,774)	(2,849)	(2,952)	(2,959)	(2,967)	(3,086)	(3,360)
- Administrative Expenses	(1,300)	(1,357)	(1,373)	(1,274)	(1,343)	(1,386)	(1,441)	(1,558)
- Personnel Expenses	(1,355)	(1,417)	(1,476)	(1,678)	(1,616)	(1,581)	(1,645)	(1,802)
Depreciation and Amortization	(286)	(293)	(309)	(349)	(338)	(357)	(359)	(408)
Provision (net)[2]	(629)	(290)	(674)	(381)	(630)	(624)	(645)	(738)
Impairment Losses on Financial Assets (net)	(2,526)	(2,356)	(1,968)	(1,955)	(2,068)	(2,306)	(2,712)	(2,336)
- Allowance for Loan Losses[3]	(2,522)	(2,393)	(1,961)	(1,907)	(2,059)	(2,301)	(2,703)	(2,320)
- Impairment Losses on Other Assets	(4)	37	(7)	(48)	(9)	(5)	(9)	(16)
Net Gains on Disposal of Assets	117	48	35	(60)	29	(22)	15	6
Net Profit before taxes	**2,172**	**2,309**	**2,578**	**2,665**	**2,724**	**2,683**	**2,461**	**2,688**
Income Taxes	(409)	(543)	(643)	(747)	(653)	(600)	(659)	(889)
Net Profit	**1,763**	**1,766**	**1,935**	**1,918**	**2,071**	**2,083**	**1,802**	**1,799**

1. Includes the Cayman tax reclassification, the unification of the accounting classification of leasing transactions and non-recurring events.
2. Includes provisions for civil, labor and others litigations.
3. Includes recovery of credits written off as losses

Santander

Managerial[1] Income Statement – IFRS

R$ million

Income Statement	2011	2010	Variation Abs.	Variation %
- Interest and Similar Income	51,736	40,909	10,827	26.5%
- Interest Expense and Similar	(23,834)	(16,264)	(7,570)	46.5%
Interest Income	**27,902**	**24,645**	**3,257**	**13.2%**
Income from Equity Instruments	95	52	43	82.7%
Income from Companies Accounted for by the Equity	53	44	9	20.5%
Net Fee	7,339	6,834	505	7.4%
- Fees Income	8,769	7,833	936	11.9%
- Fees Expenses	(1,430)	(999)	(431)	43.1%
Gain/Losses on Financial Assets and Liabilities and Exchange Rate Diferences	1,412	1,603	(191)	-11.9%
Other Operating Income (Expenses)	(380)	(348)	(32)	9.2%
Total Income	**36,421**	**32,830**	**3,591**	**10.9%**
General Expenses	(12,372)	(11,230)	(1,142)	10.2%
- Administrative Expenses	(5,728)	(5,304)	(424)	8.0%
- Personnel Expenses	(6,644)	(5,926)	(718)	12.1%
Depreciation and Amortization	(1,462)	(1,237)	(225)	18.2%
Provision (net)[2]	(2,637)	(1,974)	(663)	33.6%
Impairment Losses on Financial Assets (net)	(9,422)	(8,805)	(617)	7.0%
- Allowance for Loan Losses[3]	(9,383)	(8,783)	(600)	6.8%
- Impairment Losses on Other Assets	(39)	(22)	(17)	77.3%
Net Gains on Disposal of Assets	28	140	(112)	-80.0%
Net Profit before taxes	**10,556**	**9,724**	**832**	**8.6%**
Income Taxes	(2,801)	(2,342)	(459)	19.6%
Net Profit	**7,755**	**7,382**	**373**	**5.1%**

1. Includes the Cayman tax reclassification, the unification of the accounting classification of leasing transactions and non-recurring events.
2. Includes provisions for civil, labor and others litigations.
3. Includes recovery of credits written off as losses

Santander

Balance Sheet - Total Assets – IFRS

R$ million

Assets	Dec-10	Mar-11	Jun-11	Sep-11	Dec-11
Cash and balances with the Brazilian Central Bank	56,800	57,443	62,659	65,296	65,938
Financial assets held for trading	24,821	23,541	31,400	29,783	29,901
Other financial assets at fair value through profit or loss	17,939	18,105	18,402	657	666
- Loans and advances to credit institutions	292	212	145	93	61
- Loans and advances to customers	-	-	-	-	-
- Debt instruments	224	210	214	229	230
- Equity instruments	17,423	17,683	18,043	335	375
Available-for-sale Financial assets	47,206	52,171	55,680	44,237	44,608
Loans and receivables	174,107	178,758	182,637	194,132	202,757
- Loans and advances to credit institutions	22,659	23,914	21,674	20,294	19,691
- Loans and advances to customers	160,559	164,597	171,379	184,727	194,184
- Debt instruments	81	79	79	80	62
- Allowances for credit losses	(9,192)	(9,832)	(10,495)	(10,969)	(11,180)
Tangible assets	4,518	4,576	4,578	4,698	5,008
Intagible assets	31,962	31,949	32,080	31,113	31,436
- Goodwill	28,312	28,312	28,312	27,218	27,218
- Others	3,650	3,637	3,768	3,895	4,218
Tax assets	14,842	14,343	15,453	16,986	16,250
Other assets	2,468	3,102	3,981	28,081	3,322
- Hedging derivatives	116	128	105	79	81
- Non-current assets held for sale	67	65	47	24,875	132
- Investments in associates	371	394	404	418	422
- Others	1,914	2,515	3,425	2,709	2,687
Total Assets	**374,663**	**383,988**	**406,870**	**414,983**	**399,886**

Santander

Balanço: Passivo e Patrimônio Líquido - IFRS

R$ million

Liabilities	Dec-10	Mar-11	Jun-11	Sep-11	Dec-11
Financial liabilities held for trading	4,785	4,898	5,337	6,637	5,047
Financial liabilities at amortized cost	253,341	261,011	280,311	283,179	291,451
- Deposits from the Brazilian Central Bank and deposits from credit institutions	42,392	36,995	45,700	42,362	51,527
- Customer deposits[1]	167,949	174,423	176,806	178,638	174,474
- Marketable debt securities	20,087	26,907	32,590	38,112	38,590
- Subordinated liabilities	9,695	9,974	10,276	10,603	10,908
- Other financial liabilities	13,218	12,712	14,939	13,464	15,952
Liabilities directly associated with non-current assets held for sale	-	-	-	22,349	-
Liabilities for insurance contracts	19,643	20,179	20,517	-	-
Provisions[2]	9,395	9,010	9,371	9,110	9,515
Tax liabilities	10,530	10,590	12,131	12,063	11,876
Other liabilities	3,605	3,584	3,923	4,653	3,965
- Hedging derivatives	-	-	1	25	36
- Other liabilities	3,605	3,584	3,922	4,628	3,929
Total Liabilities	**301,299**	**309,272**	**331,590**	**337,991**	**321,854**
Total Equity[3]	**73,364**	**74,716**	**75,280**	**76,992**	**78,032**
Total Liabilities and Equity	**374,663**	**383,988**	**406,870**	**414,983**	**399,886**

1. Includes repo
2. Includes provisions for pensions and contingent liabilities
3. Includes minority interest and adjustment to market value

Santander

Reconciliation IFRS x BRGAAP

R$ Million

	2011	2010
BR GAAP Net Profit	**3,557**	**3,863**
- Reversal of Goodwill amortization	3,103	3,241
- PPA amortization	69	(88)
- Impairment on loans and receivables	908	220
- Others	118	146
IFRS Net profit	**7,755**	**7,382**

Santander

Managerial[1] Income Statement – BR GAAP

R$ Million

	2011	2010	Var. YoY	Var. QoQ
Net Interest Income	28,078	24,799	13.2%	3.2%
Allowance for Loan Losses	(9,458)	(7,775)	21.6%	-8.5%
Net Fees[2]	8,950	7,803	14.7%	2.8%
General Expenses[3]	(14,430)	(13,109)	10.1%	9.3%
Tax Expenses	(2,899)	(2,341)	23.8%	-12.1%
Other Incomes (Expenses)[4]	(3,580)	(2,274)	57.5%	29.8%
Managerial Net Profit	**6,661**	**7,104**	**-6.2%**	**0.1%**
Net Profit	**3,557**	**3,863**	**-7.9%**	**0.2%**

1. Excludes amortization of goodwill. Includes the Cayman tax reclassification, interest on emissions, recoveries of written-off credits and Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Considers Income from Services Rendered and Income from Banking Fees
3. Considers Personnel Expenses, Other Administrative Expenses, and Profit Sharing
4. Considers Other Operating Income (expenses) and Nonoperating (expenses) income

Santander

Santander Acquiring

Highly attractive value added to the segment SMEs

In 2011:

- ✓ Accredit more than 147 thousand Merchants , **reaching over 240 thousand Merchants (80% of goal for 2013)**
- ✓ Revenues of **R$ 11 billion**
- ✓ *Market share* of **2.65%** (1.17% in 2010). Target: 10% by 2013
- ✓ In 4Q11 started high-volume operations, with major retailers

Credit	**Revenues (R$ MM): 6,865** **Transactions (MM): 62.5**
Debit	**Revenues (R$ MM): 4,091** **Transactions (MM): 76.6**
TOTAL	**Revenues (R$ MM): 10,955** **Transactions (MM): 139.1**

Base 5 times bigger than in 2010

Santander

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 12º floor
São Paulo | SP | Brazil | 04543-011
Phone. 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br

SANB11 NÍVEL 2 BM&FBOVESPA | BSBR LISTED NYSE | Ibovespa | IBrX 50 | igc | Índice de Governança Corporativa Trade IGCT